INCOME TRUST


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of Ernst & Young LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the shareholders of the Fund 14,080,054 shares voted in his favor and 109,491 shares withheld. With regards to the election of Steve Muller as elected trustee by the shareholders of the Fund 14,078,660 shares voted in his favor and 110,885 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the shareholders of the Fund 14,078,894 shares voted in his favor and 110,651 shares withheld. The other trustees whose terms did not expire in 1999 were: David C. Arch, Howard J Kerr, Don G. Powell, Dennis J. McDonnell, Theodore A. Myers and Hugo F. Sonnenschein. With regards to the ratification of Ernst & Young LLP as the independent public accountants for the Fund 14,057,251 shares voted in favor of the proposal, 66,535 shares voted against and 65,759 shares abstained.